Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146720

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus Dated October 15, 2007)

$575,000,000 1.250% Convertible Senior Notes due 2014

$575,000,000 1.625% Convertible Senior Notes due 2017

and Shares of Common Stock Issuable Upon Conversion of the Notes

This supplement no. 4 supplements our prospectus dated October 15, 2007, as supplemented by our prospectus supplement no. 3 dated January 3, 2008, our prospectus supplement no. 2 dated December 13, 2007, and our prospectus supplement dated October 15, 2007 (the “prospectus”), relating to the resale from time to time by various selling security holders of up to $575,000,000 in aggregate principal amount of 1.250% Convertible Senior notes due 2014 (the “2014 notes”) and $575,000,000 in aggregate principal amount of 1.625% Convertible Senior Notes due 2017 (the “2017 notes” and, together with the 2014 notes, the “notes”) and shares of our common stock issuable upon conversion of the notes. You should read this supplement no. 4 in conjunction with the prospectus. This supplement no. 4 is qualified by reference to the prospectus, except to the extent that the information in this supplement no. 4 supersedes that information.

Investing in the notes or our common stock issuable upon conversion of the notes involves risks. See “Risk factors” section of the prospectus supplement for information you should consider before buying any securities hereunder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 1, 2008.

Selling securityholders

The following table supplements and amends the information appearing under the heading Selling securityholders in the prospectus supplement. The information is based on information provided by or on behalf of the selling securityholders and received by us on or before March 31, 2008.

	2014 notes		2017 notes		Common stock
Name	Principal amount beneficially owned and offered hereby	Percentage of class	Principal amount beneficially owned and offered hereby	Percentage of class	Number of shares beneficially owned(1)	Number of shares offered hereby(1)	Number of shares beneficially owned after the offering	Percentage of class(2)
Davidson Kempner International, Ltd.(4)	1,464,000	*	1,464,000	*	72,872	72,872	0	—
Davidson Kempner Partners(4)	454,000	*	454,000	*	22,598	22,598	0	—
DKR SoundShore Oasis Holding Fund Ltd.(5)(6)	—	—	7,500,000	1.3	311,100	186,660	124,440	*
HFR CA Op Master Trust Fund(7)	92,000	*	—	—	2,290	2,290	0	—
JP Morgan Asset Management(8)	28,414,000	4.9	—	—	707,168	707,168	0	—
JP Morgan Securities Inc.(3)(9)	12,018,000	2.1	5,000,000	*	488,596	423,544	65,052	*
KBC Financial Products USA Inc.(3)(10)	16,860,000	2.9	3,698,000	*	511,648	511,648	0	—
Lehman Brothers Inc.(3)(11)	1,000,000	*	2,054,000	*	76,008	76,008	0	—
Lyxor Quest Fund Ltd.(12)	10,430,000	1.8	9,800,000	1.7	503,484	503,484	0	—
MPC Global Convertible Fund(13)(14)	2,700,000	*	—	—	88,353	67,198	21,155	*
MPC Strategic Opportunities Fund(13)(15)	150,000	*	—	—	6,222	3,733	2,489	*
MPC Strategic Reserve Fund(13)(16)	800,000	*	—	—	27,376	19,910	7,466	*
Quest Global Convertible Master Fund Ltd.(12)	80,000	*	200,000	*	6,969	6,969	0	—
All other holders or future successors to any holders(17)	—	—	—	—	—	—	—	—

*	Less than one percent.

(1)

Assumes conversion of all of the selling securityholder’s notes at the maximum conversion rate of 24.8880 shares of common stock per $1,000 principal amount at maturity of the notes. The conversion rate is subject to adjustment as described under “Description of notes—Conversion rights—Conversion rate adjustments.” As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Further, pursuant to the terms of the notes, upon conversion, we will pay cash and deliver shares of our common stock (or, at our election, in lieu of such shares of our common stock, cash or any combination of cash and shares of our common stock), if any, based on a daily conversion value calculated on a proportionate basis for each trading day of a 25 trading-day observation period. Accordingly, the number of shares of our common stock we would actually deliver upon conversion of any notes could be lower than the numbers shown for any holder of notes in this table above.

(2)

Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 436,235,758 shares of capital stock outstanding as of March 24, 2008. In calculating this amount for each selling securityholder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that selling securityholder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	This selling security holder is a broker-dealer.

(4)

The address of this selling securityholder is 65 East 55th Street, 19th Floor, New York, NY 10022. Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman (collectively, the “Principals”), are the general partners of M.H. Davidson & Co. and MHD Management Co. (“MHD”), the general partner of Davidson Kempner Partners, and the sole managing members of Davidson Kempner International Advisors, L.L.C. (“DKIA”), the investment manager of each of Davidson Kempner International, Ltd. and Serena Limited. Each of the Principals, MHD and DKIA disclaim all beneficial ownership as affiliates of a registered investment adviser, and in any case, disclaim all beneficial ownership except as to the extent of their pecuniary interest in the shares.

(5)

The address of this selling securityholder is c/o DKR Oasis Management Co L.P., 1281 East Main Street, Stamford, CT 06902. The investment manager of DKR Oasis Holding Fund Ltd. (the “DKR Fund”) is DKR Oasis Management Company LP (the “DKR Investment Manager”). The DKR Investment Manager has the authority to do any and all acts on behalf of the DKR Fund, including voting any shares held by the DKR Fund. Mr. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for investments with respect to the Fund. Mr. Fischer disclaims beneficial ownership of the shares owned by this selling securityholder.

(6)	This selling security holder also holds $5,000,000 of unrestricted 2017 notes. Number of shares of common stock beneficially owned includes shares of common stock issuable upon conversion of such additional notes.

(7)	The address of this selling securityholder is c/o Advent Capital Management, 1065 Avenue of the Americas, 31st Floor, New York, NY 10018. Tracy V. Maitland, President and CIO, has ultimate voting and dispositive power over the securities held by this selling securityholder.

(8)	The address of this selling securityholder is c/o JP Morgan Chase NY, 245 Park Avenue, New York, NY 10167. This selling securityholder is a majority owned subsidiary of a reporting company under the Exchange Act.

(9)	The address of this selling securityholder is 500 Stanton Christiana Road, Newark, DE 19713. This selling securityholder is a reporting company under the Exchange Act.

(10)

The address of this selling securityholder is 140 East 45th St., New York, NY 10017. This selling securityholder is a direct wholly-owned subsidiary of KBC Financial Holdings Inc., which is in turn a direct wholly owned-subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

(11)	The address of this selling securityholder is 1301 6th Avenue, 8th Floor, New York, NY 10019. This selling securityholder is a reporting company under the Exchange Act.

(12)	The address of this selling securityholder is 10 Wilsey Square, Suite 200, Ridgewood, NJ 07450. Quest Global Advisors LLC has voting and investment control over the securities held by this selling securityholder. James Doolin and Frank Campana control Quest Global Advisors LLC and therefore have ultimate voting and investment control over securities held by this selling securityholder.

(13)	The address of this selling securityholder is 60 Petty France, London, SW1M 9EU.

(14)	This selling securityholder also holds $850,000 of unrestricted 2014 notes. Number of shares of common stock beneficially owned includes shares of common stock issuable upon conversion of such additional notes.

(15)	This selling securityholder also holds $100,000 of unrestricted 2014 notes. Number of shares of common stock beneficially owned includes shares of common stock issuable upon conversion of such additional notes.

(16)	This selling securityholder also holds $300,000 of unrestricted 2014 notes. Number of shares of common stock beneficially owned includes shares of common stock issuable upon conversion of such additional notes.

(17)	Information about other selling securityholders will be set forth in prospectus supplements, if required.